                      REGISTRATION AND REPORTING UNDER THE
                       SECURITIES AND EXCHANGE ACT OF 1934
                           ANNUAL REPORTS ON FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

X      Annual report pursuant to Section 15(d) of the Securities Exchange Act of
       1934

           For the fiscal year ended December 31, 2000

                                       OR

       Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the transition period from ___________ to ____________

Commission file number 1-5985
                       ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  NEWCOR, INC.
                          43252 Woodward Ave, Suite 240
                        Bloomfield Hills, Michigan 48302
                                 (248) 253-2400

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES
                                         ---------------------------------------
                                           (name of plan)

Date     June 29, 2001                   By   /s/ Thomas D. Parker
         -------------                        --------------------
                                              Thomas D. Parker
                                              Plan Administrator

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                                     -------


                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                          INDEX OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                                     -------



                                                                                                              PAGES
                                                                                                              -----
Report of Independent Accountants                                                                                2


Financial Statements:

   Statement of Net Assets Available for Plan Benefits
     as of December 31, 2000 and 1999                                                                            3

   Statement of Changes in Net Assets Available for
     Plan Benefits for the Years Ended December 31, 2000 and 1999                                                4

   Notes to Financial Statements                                                                               5-8


Supplemental Schedules:

                  Schedule of Assets Held for Investment
                  Purposes at December 31, 2000                                                                  9

                  Schedule of Reportable Transactions
                  for the Year Ended December 31, 2000                                                       10-11

Exhibit 23.1      Consent of Independent Accountants                                                            12


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Newcor, Inc. Savings Plan for Employees:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Newcor, Inc. Savings Plan for Employees (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 2000 and of reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
June 13, 2001

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        as of December 31, 2000 and 1999

                                     -------



                                                                                   2000                  1999
                                                                                   ----                  ----
Assets:
     Investments, at fair value                                              $    10,908,100       $    11,646,200
     Employee loans                                                                    2,100                 3,300
     Company matching contributions receivable                                        27,600                26,400
     Employee contributions receivable                                                75,700                73,300
                                                                             ---------------       ---------------

  Net assets available for plan benefits                                     $    11,013,500       $    11,749,200
                                                                             ===============       ===============

                     The accompanying notes are an integral
                        part of the financial statements.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 2000 and 1999

                                     -------



                                                                                      2000              1999
                                                                                      ----              ----
Additions:
    Employee contributions                                                       $    1,038,600    $   1,010,900
    Employer contributions                                                              359,900          353,800
    Employee rollovers, plan merger, and other                                           51,400          497,600
    Investment income:
       Interest and dividend income                                                     966,800          829,300
       Net appreciation  (depreciation) in fair value of investments                 (1,574,500)         654,600
                                                                                 --------------    -------------

                Total additions                                                         842,200        3,346,200

Deductions:
    Participant distributions                                                         1,576,700        1,767,100
    Other                                                                                 1,200           10,000
                                                                                 --------------    -------------

                Total deductions                                                      1,577,900        1,777,100


                Net increase (decrease)                                                (735,700)       1,569,100
Net assets available for plan benefits:
    Beginning of year                                                                11,749,200       10,180,100
                                                                                 --------------    -------------

    End of year                                                                  $   11,013,500    $  11,749,200
                                                                                 ==============    =============

                     The accompanying notes are an integral
                        part of the financial statements.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                                     -------



1.     DESCRIPTION OF THE PLAN:

       The Plan is a defined contribution plan adopted effective May 1, 1985 covering eligible employees of Newcor, Inc. (the "Company"). Salaried employee participants in the Production Rubber 401(K) Plan were merged with the plan effective January 1, 1999 ($78,400 net assets transferred into the plan).

       Information about the Plan and the vesting, benefit and allocation provisions is contained in the plan agreement. Copies of this document are available from the employer, Newcor, Inc.

       Participants may make contributions to the Plan up to a maximum amount as specified in IRS Section 402(G).

       The Company's matching contribution, in the form of Newcor common stock, is subject to a vesting schedule based on years of service from the date of hire as follows: 1 year of service, 30 percent vesting; 2 years of service, 60 percent vesting; 3 years of service, 100 percent vesting. Nonvested Company contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan. During 2000, employer contributions were reduced by $3,714 from forefeited nonvested accounts.

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


2.     SIGNIFICANT ACCOUNTING POLICIES:

       The financial statements of the Plan are prepared under the accrual method of accounting.

       The fair value of investments held by the Plan in collective investment funds and common stock funds are stated at quoted market prices on the last business day of the plan year.

       Expenses incurred in connection with the operation of the Plan are borne by the employer.

       The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management at times to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

       The plan provides for various investment options in any combination of funds whose underlying assets may include stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       Certain prior year amounts have been reclassified to conform with December 31, 2000 presentation.

3.     INVESTMENTS:

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                                     -------


       The Plan's investments are held by a trust fund. The following table presents the fair value of investments as of December 31, 2000 and 1999:

                                                                                       2000             1999
                                                                                       ----             ----
         American Funds Investments:
                Bond Fund of America                                              $      317,300     $     320,600
                Cash Management Trust                                                  2,437,600         2,707,000
                Euro Pacific Growth Fund                                               1,079,600         1,357,600
                Income Fund of America                                                 1,088,400         1,020,100
                Investment Company of America                                          2,738,600         2,987,500
                New Perspective Fund                                                   1,797,100         2,133,500
                Washington Mutual Investors Fund                                         160,400           106,300
                Growth Fund of America                                                   783,500           343,200
                Small Capital World Fund                                                 248,200            37,300
         Newcor, Inc. Common Stock Fund                                                  257,400           633,100
                                                                                  --------------      ------------


                Total                                                             $   10,908,100      $  11,646,200
                                                                                  ==============    =============




4.     INCOME TAX STATUS:


       The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                                     -------



5.     NONPARTICIPANT-DIRECTED INVESTMENTS:

       The Newcor, Inc. Common Stock Fund includes both participant and nonparticipant directed investments which are commingled. Information about the net assets and the significant components of the changes in net assets is as follows:

                              SUMMARY OF NET ASSETS
                           December 31, 2000 and 1999

                                                                           2000                      1999
                                                                           ----                      ----

       Newcor, Inc. Common Stock Fund                                    $257,400                  $633,100



                          SUMMARY OF CHANGES IN ASSETS
                      For the year ended December 31, 2000


                                                                     2000                 1999
                                                                     ----                 ----
Employee/employer contributions                                  $  409,200           $   416,300
Net (depreciation) in fair value of investment                     (583,200)             (294,100)
Participants distributions                                          (63,200)              (32,800)
Transfers                                                          (138,500)              109,400
                                                                 ----------           -----------

Total changes in assets                                          $  (375,700)         $   198,800
                                                                 ===========          ===========

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                                     -------





6.     BENEFIT PAYMENTS:

       Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid aggregated $8,590 and $59,765 at December 31, 2000 and 1999, respectively.


7.     FORM 5500:

       The difference between the information included in Form 5500 and that which is included in the accompanying financial statements is attributable to benefits payable being reported as a liability on Form 5500 while the accompanying financial statements do not reflect benefits payable as a liability on the statement of net assets available for plan benefits.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2000

                                     -------



                   (B)
            IDENTITY OF ISSUER,                                                                           (E)
             BORROWER, LESSOR                             (C)                           (D)             CURRENT
(A)          OR SIMILAR PARTY                  DESCRIPTION OF INVESTMENT               COST              VALUE
---         ------------------                 -------------------------               ----             -------
*        American Funds Investments
             Bond Fund of America                   24,811 Shares                 $    331,856        $    317,300
             Cash Management Trust               2,444,718 Shares                    2,444,718           2,437,600
             Euro Pacific Growth Fund               34,437 Shares                    1,029,935           1,079,600
             Income Fund of America                68,280  Shares                    1,118,032           1,088,400
             Investment Company of America          88,171 Shares                    2,488,308           2,738,600
             New Perspective Fund                   74,725 Shares                    1,633,245           1,797,100
             Washington Mutual Investors Fund        5,525 Shares                      173,189             160,400
             Growth Fund of America                 28,932 Shares                      856,525             783,500
             Small Capital World Fund                8,936 Shares                      343,132             248,200
                                                                                  ------------        ------------
                           Total American Funds                                     10,418,940          10,650,700

*        Newcor, Inc. Common Stock Fund            190,652 Shares                      766,186             257,400
         Participant Loans                           10.5 percent                         --                 2,100
                                                                                  ------------        ------------
                                                                                  $ 11,185,126        $ 10,910,200
                                                                                  ============        ============



*Party in interest to the Plan

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 2000

                                     -------

                                                          (C)            (D)     (E)      (F)       (G)          (H)          (I)
       (A)                           (B)                PURCHASE       SELLING  LEASE   EXPENSE     COST    CURRENT VALUE  NET GAIN
IDENTITY OF PARTY            DESCRIPTION OF ASSET        PRICE          PRICE   RENTAL  INCURRED  OF ASSET     OF ASSET    OR (LOSS)
-----------------            --------------------        -----          -----   ------  --------  --------     --------    ---------

REPORTING CRITERION I:  Any non-participant directed transaction
---------------------   within the plan year, with respect to any plan
                        asset, involving an amount in excess of five
                        percent of the current value of plan assets.


                                                                                Not applicable.







REPORTING CRITERION II: Any series of non-participant directed
----------------------  transactions (other than transactions with respect to securities) within the plan year with or in conjunction with the same person which, when aggregated, regardless of the category of asset and the gain or loss on any transaction, involves an amount in excess of five percent of the current value of plan assets.

                                                                                Not applicable.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 2000

                                     -------

                                                          (C)            (D)     (E)      (F)       (G)          (H)          (I)
       (A)                           (B)                PURCHASE       SELLING  LEASE   EXPENSE     COST    CURRENT VALUE  NET GAIN
IDENTITY OF PARTY            DESCRIPTION OF ASSET        PRICE          PRICE   RENTAL  INCURRED  OF ASSET     OF ASSET    OR (LOSS)
-----------------            --------------------        -----          -----   ------  --------  --------     --------    ---------

REPORTING CRITERION III:  Any transaction within the plan year involving
-----------------------   securities of the same issue if within the plan year
                          any series of transactions with respect to such
                          securities, when aggregated, involves an amount in
                          excess of five percent of the current value of plan
                          assets
   American Funds               NEWCOR, Inc.
                                     73  Purchases       828,789                                   828,789        828,789
                                     99  Sales                         614,803                     654,133        614,803   (39,330)


REPORTING CRITERION IV:   Any non-participant directed transaction within the
----------------------    plan year with respect to securities with or in
                          conjunction with a person which, if any prior or
                          subsequent single transaction within the plan year
                          with such person with respect to securities, exceeds
                          five percent of the current value of plan assets.




                                                                            Not applicable.

                               INDEX TO EXHIBITS



 EXHIBIT NO.                             DESCRIPTION

Exhibit 23.1                    Consent of Independent Accountants